To:	David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N. C.
Washington, D. C. 20549

Re:	China Southern Airlines Company Limited
Form 20-F for the year ended December 31, 2005
File No. 1-14660

Dear Sir:

We hereby reply to the following questions set out your SEC comment letter dated January 25, 2007.

Comment 1

We note your response to prior comment 2 that you “had not entered into operating lease contracts which charge contingent rents”. Assuming you leave your current footnote disclosure as shown (i.e., the last sentence of the footnote), please briefly describe the nature of any contingent rentals that may be entered into, or, disclose that you have not entered into any operating lease contracts that contain contingent rentals.

We have considered your comment. As we do not pay contingent rentals under the existing operating lease contracts, to avoid the confusion, we shall delete the last sentence of the footnote on operating lease charges in our future filings.

Comment 2

We have reviewed your response to prior comment 3. Your response indicates that for U.S. GAAP purposes, you accrue major overhauls of aircraft held under operating leases using the “accrue-in-advance” method. You also state that this is the same method used in your IFRS consolidated financial statements where such estimated costs of the next expected overhaul are accrued and charged to the income statement over the estimated period between overhauls. Please note that the “accrue-in-advance” method will no longer be acceptable for U.S. GAAP purposes pursuant to the guidance of FASB Staff Position No.AUG-AIR-1, “Accounting for Planned Major Maintenance Activities” (the “FSP”), which is effective for the first fiscal year beginning after December 15, 2006 and requires retrospective application for all financial statements presented. In this regard, we would expect there to be a U.S. GAAP reconciliation difference disclosed in your financial statements upon the effective date of the FSP, as the accrual method is no longer acceptable for U.S. GAAP. Please confirm that you will comply with the FSP or advise in detail.

We have evaluated the requirements of the guidance of FASB Staff Position No.AUG-AIR-1 “Accounting for Planned Major Maintenance Activities” (the “FSP”). We confirm that we will comply with the requirements of the FSP and that a U.S. GAAP reconciliation difference will be disclosed in the consolidated financial statements upon the effective date of the FSP.

Comment 3

Also as a further follow-up to our prior comment 3, with respect to the major overhaul costs to be incurred upon return of the aircraft, we believe those lease return costs should be accounted for in a manner similar to the accounting for contingent rent, that is, recognized over the remaining life of the lease in accordance with EITF 98-9, “Accounting for Contingent Rent”. The objective is to recognize the expense for lease return costs as the related aircraft hours accumulate, beginning when it is probable that such costs will be incurred and they can be estimated. We believe these costs become probable and the amount can be estimated only near the end of the lease term (that is, after the aircraft has completed its last maintenance cycle prior to being returned). Please advise how your policy complies with U.S. GAAP, or provide an adjustment in the U.S. GAPAP reconciliation footnote. It is unclear from your previous response as to how your accounting policy for lease return costs addresses the concerns of our comment.

Our policy under IFRS is that, after the aircraft has completed its last overhaul cycle (the “Last Overhaul”) prior to being returned, expected cost of major overhaul to be incurred near the end of the lease is estimated at the time of completion of the Last Overhaul and is accrued over the remaining period of the lease.

The accounting method adopted as described above is consistent with the “accrue-in-advance” method for U.S. GAAP purpose and is in compliance with the requirements of EITF 98-9 “Accounting for Contingent Rent”. Accordingly, no adjustment in the U.S. GAAP reconciliation footnote is required in this regard.

To make it more clear, we shall revise Note 2(u) to the consolidated financial statements in the next filing as follows:

(u)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are expensed in the statement of operations as and when incurred.

In respect of owned and capital leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognized in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognized and charged to the statement of operations.
In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to the statement of operations over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are included in the statement of operations in the period when the overhaul is performed.

Comment 4

Acknowledgement

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy of the disclosure in the filing required under the Securities Exchange Act of 1934 (the “Filing”);

•	your comments or changes to disclosure in response to your comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

•	we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any queries, please do not hesitate to contact Mr. Su Liang, Company Secretary of the Company, at (8620)86124738.

For and on behalf of
China Southern Airlines Company Limited

Name: Xu Jie Bo
Title: Chief Financial Officer